May 6, 2025

Tayfun Tuzun
Chief Financial Officer
Bank of Montreal
100 King Street West, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

       Re: Bank of Montreal
           Form 40-F for Fiscal Year Ended October 31, 2024
           File No. 001-13354
Dear Tayfun Tuzun:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance